Allianz Aktiengesellschaft

Allianz, 80790 Munich, Germany By EDGAR Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Ms Sonia Barros

Königinstraße 28

80802 Munich

Phone +49 89 38 00-0

Fax +49 89 38 00-77 39

www.allianz.com

Dresdner Bank München

BLZ 700 800 00

Account No. 310 922 700

SWIFT-BIC DRESDEFF700

IBAN DE48 7008 0000

0310 9227 00

Your ref.:	Direct dial	Our ref., Date

Tel. +49 89 3800-16597
	Fax +49 89 3800-16598	December 22, 2005
Mail

Ref.:	Allianz Aktiengesellschaft Registration Statement on Form F-4, filed December 22, 2005 (“Registration Statement”) File No. 333-128715

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Allianz Aktiengesellschaft (the “Company”) hereby requests that the effective date of the Registration Statement be accelerated to, and that the Registration Statement be declared effective by, 10:00 A.M., Eastern Standard Time, on December 27, 2005.

We acknowledge at the time of the present request that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Burkhard Keese
Burkhard Keese
Head of Group Financial Reporting

/s/ Susanne Kanngiesser
Dr. Susanne Kanngiesser
Head of Group Accounting

cc:	Paul M. Dudek, Esq.

Craig C. Olinger

Vanessa Robertson

James Atkinson

Jeffrey Riedler

(Securities and Exchange Commission)

Dr. Rainer Husmann

Jonathan A. Wismer

Jon Nielsen

Dr. Peter Hemeling

(Allianz AG)

William D. Torchiana

(Sullivan & Cromwell LLP)